FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number: 333-129217

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Vimcro International Corporation

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: February 28, 2006

Exhibit 99.1

Contact:

Deborah Stapleton/Maria Riley

Stapleton Communications Inc.

650-470-0200

deb@stapleton.com

maria@stapleton.com

Vimicro Reports Record Fourth Quarter 2005 Financial Results

BEIJING – Feb. 27, 2006 – Vimicro International Corporation (NASDAQ: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced its unaudited fourth quarter and fiscal year 2005 financial results.

Net revenue in the fourth quarter of 2005 was $27.5 million, compared with $27.4 million in the third quarter and up 113 percent from the $12.9 million reported in the fourth quarter of 2004. Non-GAAP net income in the fourth quarter, which excludes a $205,000 non-cash share-based compensation charge, was $5.9 million, compared with $5.7 million in the third quarter of 2005 and $1.2 million in the fourth quarter of 2004. Non-GAAP diluted net earnings per ADS for the fourth quarter of 2005 were $0.18, compared with $0.19 in the third quarter of 2005 and $0.04 in the fourth quarter of 2004.

Fourth quarter 2005 net income prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) was $5.7 million, compared with net income of $5.5 million in the third quarter of 2005 and net income of $714,000 in the fourth quarter of 2004. Diluted earnings per ADS (each representing four ordinary shares) for the fourth quarter of 2005 were $0.17, compared with $0.18 in the third quarter of 2005 and $0.03 in the fourth quarter of 2004.

Gross margin in the fourth quarter of 2005 was 40.3 percent, compared with 40.5 percent in the third quarter of 2005 and approximately 32.8 percent in the fourth quarter of 2004.

For the fiscal year ended Dec. 31, 2005, net revenue was $95.3 million, up 90 percent from $50.3 million in the fiscal year ended Dec. 31, 2004. Non-GAAP net income for fiscal year 2005, which excludes $1.44 million for the amortization of stock-based compensation expenses, was $17.8 million, up 130 percent from the non-GAAP net income of $7.7 million in 2004. Fiscal year 2005 net income prepared in accordance with GAAP was $16.4 million, compared with a net loss of $5.6 million in fiscal year 2004. Diluted earnings per ADS for the fiscal year 2005 were $0.54, and non-GAAP diluted earnings per ADS for the fiscal year 2005 were $0.59.

The strong 2005 results demonstrate Vimicro’s unique business model – a combination of extensive technology know-how, China’s competitive cost structure, strategic relationships with key players in the global multimedia ecosystem and the proximity advantage to capture migration of global semiconductor value chain to China.

“I am very proud of the significant accomplishments and growth that we achieved in 2005,” said Dr. John Deng, chairman and CEO. “During the year, not only have we maintained our global leadership in the PC multimedia market, we also successfully leveraged our mix-signal expertise and digital signal processing technology for multimedia to gain momentum in the fast growing mobile handset multimedia market,” said Dr. Deng. “With our solid technology and IP foundation, we will continue to develop innovative semiconductor solutions for pervasive multimedia applications across PC, mobile and other platforms. I am confident that we will continue to deliver strong growth momentum and create value for our shareholders.”

2005 Highlights

•	Achieved record annual revenue of $95.3 million, up 90 percent from 2004, and achieved record quarterly revenue of $27.5 million in the fourth quarter of 2005, an increase of 113 percent from the same quarter in 2004

•	Maintained global market leadership for PC desktop multimedia processors

•	Secured additional market share in the mobile audio processor market

•	Established strategic relationships with top players in the PC and mobile multimedia ecosystem to introduce new innovative products

•	Began shipping embedded notebook processors to leading vendors

•	Filed 120 patent applications globally

•	Dr. Deng received China Central Television’s (CCTV) Man of the Year Award (for most outstanding economic achievement)

•	Raised $59.1 million in net proceeds from the IPO

Business Outlook

Reflective of seasonal patterns in the company’s business due to the Lunar New Year holiday, net revenue for the first quarter 2006 is expected to be in the range of $23.5 to $25.5 million and non-GAAP diluted earnings per ADS to be between 10 and 12 cents.

Conference Call

Vimicro will broadcast its conference call discussion of its fourth quarter and fiscal year 2005 financial results today, Monday, Feb. 27, 2006 at 2:00 p.m. pacific standard time (5:00 p.m. eastern standard time).

To listen to the call, please dial (210) 234-0003 approximately 10 minutes prior to the start time. The pass code is: Vimicro. A taped replay will be available approximately one hour after the conclusion of the call and will remain available for one week. To access the replay, dial (203) 369-0647.

The Vimicro financial results conference call will be available via a live webcast on the investor relations section of the company’s web site at http://www.vimicro.com. Please access the web site approximately 15 minutes prior to the start of the call to download and install any necessary audio software. An archived webcast replay of the call will be available at the web site for one year.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ global market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as Vimicro’s strategic and operational plans, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our limited history of achieving net profit; our growth strategies; our future business development, results of operations and financial condition; our ability to develop and sell mobile phone multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for our PC camera multimedia processors and third-party image sensors which we bundle with some of our PC camera multimedia processors; our ability to secure sufficient foundry capacity in a timely manner; our ability to maintain existing customers and attract new customers; and the expected growth of the mobile phone multimedia processor market. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP net income and non-GAAP diluted earnings per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude certain expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York as of Dec. 30, 2005 (the last business day of fourth quarter and fiscal year 2005), which was RMB8.0702 to US$1.00.

Vimicro International Corporation

Consolidated Balance Sheets

	12/31/2005 (unaudited) US$’000	9/30/2005 (unaudited) US$’000	12/31/2004 (audited) US$’000
Assets

Current assets:
Cash	100,610	31,609	34,592
Restricted cash	—	—	36
Accounts receivable, net	4,003	6,281	1,410
Notes receivable	1,001	501	178
Inventories, net	21,173	15,519	8,338
Prepayments and other current assets, net	1,930	7,831	2,291
Deferred tax assets	2,935	858	839

Total current assets	131,652	62,599	47,684

Investment in an associated company	171	171	170
Property, equipment and software, net	4,960	4,996	2,763
Other assets	327	324	—

Total assets	137,110	68,090	50,617

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	4,228	3,216	3,049
Taxes payable	3,278	2,247	2,334
Advances from customers	171	281	36
Due to an associated company	64	54	49
Accrued expenses and other current liabilities	9,079	10,354	5,433
Deferred grants	895	941	1,357

Total current liabilities	17,715	17,093	12,258

Non-current liabilities:
Deferred tax liabilities	230	53	53

Total liabilities	17,945	17,146	12,311

Commitments and contingencies
Redeemable convertible preferred shares, $0.0001 par value 15,647,132 shares authorised; 0 shares issued and outstanding as of December 31, 2005	—	23,923	23,923

Shareholders’ equity:
Ordinary shares, $.0001 par value. 138,606,027 shares issued and outstanding as of December 31, 2005	14	8	8
Additional paid-in capital	127,502	41,342	41,154
Deferred stock-based compensation	(682)	(887)	(2,122)
Accumulated other comprehensive income (loss)	596	497	(2)
Accumulated deficit	(8,265)	(13,939)	(24,655)

Total shareholders’ equity	119,165	27,021	14,383

Total liabilities, redeemable convertible preferred shares and shareholders’ equity	137,110	68,090	50,617

Vimicro International Corporation

Consolidated Statements of Income

	2005 4Q (unaudited)	2005 3Q (unaudited)	2004 4Q (unaudited)	FY 2005 (unaudited)	FY 2004 (audited)
	US$’000 (except number of shares and ADSs and per share and per ADS data)
Net revenue	27,484	27,437	12,874	95,277	50,258
Cost of revenue	(16,418)	(16,337)	(8,651)	(58,943)	(32,404)

Gross profit	11,066	11,100	4,223	36,334	17,854

Operating expenses*
Research and development, net	(2,661)	(2,265)	(917)	(8,102)	(6,290)
Sales and marketing	(1,446)	(1,219)	(1,063)	(5,118)	(7,118)
General and administrative	(1,629)	(1,519)	(1,555)	(6,076)	(10,883)
Loss from disposal of SPMC	—	—	(75)	—	(75)

Income (loss) from operations	5,330	6,097	613	17,038	(6,512)

Other income (expense):
Interest income	426	256	7	912	33
Interest expense	—	—	13	—	(27)
Tax refund	3	1	17	4	110
Others, net	(9)	(362)	49	(368)	99

Income (loss) before income taxes and share of loss of associated company and minority interest	5,750	5,992	699	17,586	(6,297)

Income taxes expense	(75)	(532)	(221)	(1,192)	(221)

Net income (loss) before share of loss of associated company and minority interest	5,675	5,460	478	16,394	(6,518)

Share of loss of associated company, net of tax	(1)	(1)	(1)	(4)	(4)

Net income (loss) before minority interest	5,674	5,459	477	16,390	(6,522)

Minority Interest	—	—	237	—	910

Net income (loss)	5,674	5,459	714	16,390	(5,612)

Amount allocated to participating preferred shareholders	(494)	(853)	(98)	(2,169)	—

Other comprehensive income (loss):
Foreign currency translation adjustment	99	500	—	598	(1)

Comprehensive income (loss)	5,279	5,106	616	14,819	(5,613)

Income (loss) per share
-Basic	0.05	0.06	0.01	0.16	(0.07)

-Diluted	0.04	0.05	0.01	0.13

Income (loss) per ADS
-Basic	0.19	0.22	0.03	0.63	(0.27)

-Diluted	0.17	0.18	0.03	0.54

Weighted average number of ordinary shares outstanding (1)
-Basic	111,868,915	82,147,440	82,147,440	89,638,512	82,147,440

-Diluted	120,626,822	101,027,198	98,159,077	105,412,376

Weighted average number of ADS outstanding (1)
-Basic	27,967,229	20,536,860	20,536,860	22,409,628	20,536,860

-Diluted	30,156,705	25,256,799	24,539,769	26,353,094

* Components of share-based employee compensation expenses are included in the following expense captions:

Research and development	(46)	(56)	(97)	(249)	(2,696)
Sales and marketing	(59)	(69)	(115)	(304)	(3,905)
General and administrative	(100)	(123)	(266)	(887)	(6,752)

Total	(205)	(248)	(478)	(1,440)	(13,353)

Note (1)	1,970,000 outstanding ordinary shares are not included in the computation of basic earnings per share and basic earnings per ADS because these are shares issued upon the early exercise of stock options.

Potential dilutive securities include the Series A preferred shares and share options. During the years ended December 31, 2005 and 2004, the potential dilutive securities Series A preferred shares were not included in the computation of diluted earnings per share because of its anti-dilutive effect.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in USD thousands, unaudited)

	Three months ended December 31, 2004			Three months ended September 30, 2005			Three months ended December 31, 2005			Twelve month ended December 31, 2005			Twelve month ended December 31, 2004
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Income (loss) from operations	613	478	1,091	6,097	248	6,345	5,330	205	5,535	17,038	1,440	18,478	(6,512)	13,353	6,841

	Three months ended December 31, 2004			Three months ended September 30, 2005			Three months ended December 31, 2005			Twelve month ended December 31, 2005			Twelve month ended December 31, 2004
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income (loss)	714	478	1,192	5,459	248	5,707	5,674	205	5,879	16,390	1,440	17,830	(5,612)	13,353	7,741

(*)	The adjustment is only for share-based compensation.